Exhibit 99.1

IMMUTEP LIMITED

ABN 90 009 237 889

Appendix 4D

Interim Financial Report

For the Half-Year Ended

31 December 2019

(previous corresponding period: half-year ended 31 December 2018)

To be read in conjunction with the 30 June 2019 Annual Report.

In compliance with Listing Rule 4.2A

ABN 90 009 237 889

ASX/Media Release (ASX: IMM)

21 February 2020

Appendix 4D Interim Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2019

Previous Reporting Period – Half-year Ended 31 December 2018

Revenues	Up	From nil	to	7,366,493

Loss after tax attributable to members	Down	31.4%	to	(5,950,345)

Net loss for the period attributable to members	Down	31.4%	to	(5,950,345)

Dividends (Distribution)	Amount per Security		Franked Amount per Security

Final dividend		n/a		n/a

Previous corresponding period		n/a		n/a
Record date for determining entitlements to the dividend (in the case of a trust, distribution)				n/a

Net Tangible Assets per Share (cents)*

As at 31 December 2019	3.15

As at 31 December 2018 (restated)	4.68

*	Due to the impact of the 10 for 1 share consolidation in November 2019, comparative figure has been restated proportionately for a like to like comparison

Contents

Directors’ Report	2

Auditor’s Independence Declaration	7

Interim financial report

Consolidated Statement of Comprehensive Income	8

Consolidated Balance Sheet	9

Consolidated Statement of Changes in Equity	10

Consolidated Statement of Cash Flows	11

Notes to the Consolidated Financial Statements	12

Directors’ Declaration	26

Independent Auditor’s Review Report to the Members	27

Immutep Limited- Appendix 4D	Page 1

Directors’ Report

Your directors are pleased to provide the following half-year report on Immutep Limited and its subsidiaries (referred to hereafter as the Group or Immutep or the Company) for the half-year ended 31 December 2019.

Directors

The following persons were directors of Immutep up to the date of this report unless otherwise stated:

Dr Russell Howard Mr Pete Meyers Mr Marc Voigt Mr Grant Chamberlain	(Non-Executive Chairman) (Non-Executive Director & Deputy Chairman) (Executive Director & Chief Executive Officer) (Non-Executive Director)

Principal Activities

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.

Immutep’s lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer. Immutep has two other clinical candidates (IMP701 and IMP731) that are fully licensed to major pharmaceutical partners, and a fourth candidate (IMP761) which is in pre-clinical development for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

During the first half of financial year 2020, Immutep continued to report encouraging data from its trials of its lead product candidate, eftilagimod alpha (“efti” or “IMP321”). The Company is advancing its ongoing clinical trials and preparing to report decisive data in the coming months, including the first data from its largest and most advanced clinical trial, AIPAC.

The Company reported first data from its TACTI-002 Phase II study and its INSIGHT-004 Phase I trial, along with final efficacy data from its Phase I TACTI-mel trial. These data have built Immutep’s confidence in the strong safety profile of efti and its encouraging efficacy. In addition, data from IMP761 for autoimmune disease was published in January 2020 in the Journal of Immunology, a peer reviewed publication.

Immutep continued its collaborations with five major pharmaceutical companies during the half year: Novartis, GSK, Merck & Co (MSD), Merck (Germany) and Pfizer.

From July to August 2019, the Company completed a capital raise via its ASX listing raising approximately A$10 million, via a Placement and a fully underwritten Entitlement Offer which included participation from directors and the entire executive management team. The proceeds from the financings are being used to continue the LAG-3 related programs, including the ongoing clinical development of efti and the development of IMP761. Importantly, the financing extended Immutep’s cash runway beyond its significant data catalysts.

In November 2019, Immutep also completed a share consolidation, pursuant to which every 10 shares has been consolidated into 1 share. It was important that Immutep consolidate its shares ahead of the multiple potential share price catalysts. By rationalising the shares on issue, investment in Immutep is expected to be more attractive to a broader range of institutional and professional investors and other members of the investing public.

Immutep Limited- Appendix 4D	Page 2

Directors’ Report (continued)

Clinical Trials

AIPAC—Phase IIb

AIPAC (Active Immunotherapy PAClitaxel) evaluates efti in combination with paclitaxel, a standard of care chemotherapy, as a chemo-immunotherapy combination. This combination is designed to boost the immune response against tumour cells compared to chemotherapy plus placebo. The trial is a randomised, double blinded, placebo-controlled clinical study with 227 HR+ metastatic breast cancer patients and is taking place across in more than 30 clinical trial sites in Germany, the UK, France, Hungary, Belgium, Poland and the Netherlands.

During the half year, the Company continued to advance the study towards the read-out of first progression-free survival (PFS) and overall response rate (ORR) data, which is expected to be reported in March 2020.

This data will help Immutep to make strategic decisions about efti’s development with regard to partnering and regulatory pathways. AIPAC is potentially pivotal, meaning the final PFS data could serve as a basis to pursue regulatory approval pathways for efti with the European Medicines Agency and the U.S. Food and Drug Administration.

If positive, the results could also help to validate an entirely new class of products in immuno-oncology, antigen presenting cell activators, along with the “pushing the gas” concept. This would be an important medical achievement, with metastatic breast cancer just being the first indication of possibly many others to follow.

TACTI-002—Phase II

TACTI-002 (Two ACTive Immunotherapies) is Immutep’s Phase II study evaluating the combination of efti with KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in up to 109 patients with second line head and neck squamous cell carcinoma (HNSCC) or non-small cell lung cancer (NSCLC) in first and second line. It is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada).

Encouragingly, the requisite number of predefined patient responses were observed in stage 1 for Parts A (first line NSCLC) during the period and C (second line HNSCC), post period. The Data Monitoring Committee recommended opening stage 2 recruitment for both these Parts, following its review of the preliminary safety and efficacy data. Accordingly, Immutep is recruiting an additional 19 patients to both Part A and Part C, forming stage 2 of these Parts. Recruitment is ongoing for stage 1 of Part B (second line NSCLC).

In November 2019, Immutep reported the first preliminary safety and efficacy data from its TACTI-002 study. Patients in stage 1 of Part A reported an encouraging preliminary Overall Response Rate (ORR) of 41%. This positive data was confirmed and even improved following the period end, with more mature data from TACTI-002 presented at the German Cancer Congress in February 2020. At the Congress, Immutep reported more mature positive interim data including an Overall Response Rate (ORR) of from 47% from stage 1 of Part A and 33% from stage 1 of Part C. In addition, NSCLC responses were seen across all three PD-L1 expression level groups (< 1%, 1-49% and ≥50%). 59% of the NSCLC patients are still under therapy with 7+ months, median PFS not yet reached.

TACTI-mel—Phase I

TACTI-mel (Two ACTive Immunotherapies in melanoma) is Immutep’s Phase I clinical trial evaluating efti with MSD’s KEYTRUDA® in 24 patients with unresectable or metastatic melanoma that have had either a suboptimal response or had disease progression with pembrolizumab monotherapy. This is the same combination treatment that is being tested in Immutep’s Phase II study, TACTI-002, as detailed above. TACTI-mel is a multi-centre, open label clinical trial involving four cohorts of six patients per cohort.

In October 2019, Immutep reported positive final efficacy data for its TACTI-mel trial. The data confirmed deep durable responses have been observed, with 12 patients (50%) having a decrease of ≥ 75% in the target lesions and 9 patients (38%) being treated for ≥ 12 months with pembrolizumab and efti. The results also determined the recommended dosage level for a Phase II trial which is 30mg of efti. This is the dosage level currently used in the ongoing TACTI-002 Phase II trial.

Immutep Limited- Appendix 4D	Page 3

Directors’ Report (continued)

The study confirmed that efti continues to have a favourable safety profile in combination with pembrolizumab with no dose-limiting toxicities. Final safety data is expected to be reported in H2 FY20.

INSIGHT-004 – Phase I

INSIGHT-004 is a Phase I study being conducted as an amendment to INSIGHT Phase I clinical trial (as the 4th arm). The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”) is the sponsor of the clinical trial which is being conducted under the existing protocol of the ongoing INSIGHT. It evaluates the combination of efti with avelumab, a human anti-PD-L1 antibody, in 12 patients with advanced solid malignancies.

In December 2019, IKF completed the recruitment of the first cohort of 6 patients for INSIGHT-004. These patients are receiving a standard dose of avelumab with efti (6 mg).

One patient has experienced a partial response to the combination treatment according to RECIST from the first cohort and another patient has been reported as having stable disease, which is encouraging given the late disease stage and pretreatment of these patients. Importantly, no new safety signals or dose limiting toxicities have been reported from the first cohort of patients.

More data from the study is expected to be reported in H2 FY20. Recruitment is ongoing for the second cohort of 6 patients to receive the standard dose of avelumab, with a higher 30 mg dose of efti.

Efti Manufacturing

The Company is also executing a manufacturing scale up from 200L to 2,000L single-use bioreactors at the WuXi Biologics manufacturing plant (Wuxi, China) in order to be better prepared for potential commercial manufacturing and additional registration trials in multiple indications for its lead product candidate, efti.

IMP761 – preclinical development

IMP761 is an immunosuppressive agonist antibody to LAG-3. It is the first agonist antibody that targets the immune checkpoint LAG-3 for the treatment of autoimmune diseases, such as inflammatory bowel diseases, rheumatoid arthritis, and multiple sclerosis.

Throughout the half year, Immutep continued cell line development and the manufacturing steps for its preclinical candidate, IMP761. This follows the encouraging results reported from the Company’s preclinical studies in autoimmune disease studies of IMP761 in early 2019.

Following the end of the period, IMP761 research results were published in the peer reviewed Journal of Immunology.

Clinical Development by Immutep’s Partners

Novartis—IMP701 – Phase II

Novartis is Immutep’s partner for the development of LAG525, which is a humanised LAG-3 antagonist antibody derived from its IMP701 antibody.

In January 2019, Novartis commenced a fifth study of the product candidate, a Phase Ib clinical trial in triple negative breast cancer. Across the five trials, LAG525 will be evaluated in a total of more than 1,100 patients, significantly enhancing the value of this product candidate.

GlaxoSmithKline (GSK)—IMP731—Phase I

GSK is Immutep’s partner for GSK2831781, which is derived from its IMP731 antibody.

Immutep Limited- Appendix 4D	Page 4

Directors’ Report (continued)

GSK commenced its Phase II clinical study evaluating the product candidate in 280 ulcerative colitis patients in May 2019. The first patient being dosed prompted a milestone payment of A$7.4m to be paid to Immutep during the half year. The study is expected to be fully completed in August 2022 with clinical proof of concept expected in the second half of calendar year 2020. In addition, GSK started another Phase I study in healthy volunteers including Japan in June 2019 which was completed in December 2019.

CYTLIMIC – Phase I

During the half year, Immutep continued to collaborate with CYTLIMIC to prepare for clinical trials evaluating efti as part of a cancer peptide vaccine, called CYT001.

CYTLIMIC recently announced a new collaboration with Chiba University in Japan to start a new Phase I trial of CYT001, is called CRESCENT1.

EOC Pharma – IMP321—Phase I

Immutep’s partner and Chinese licensee, EOC Pharma, continued the recruitment of metastatic breast cancer patients for its Phase I clinical trial in China during the half year. The results from the trial are expected to be reported by EOC Pharma in the next 12 months.

EOC Pharma holds the development and commercialisation rights to efti in Greater China.

INSIGHT – Phase I

In December 2019, Immutep completed the recruitment of the first cohort of 6 patients for its INSIGHT-004 phase 1 study. These patients are receiving a standard dose of avelumab with efti (6 mg). One patient has experienced a partial response according to RECIST 1.1 from this cohort and another patient has been reported as having stable disease, which is encouraging given the late disease stage and pretreatment of these patients. Importantly, no new safety signals or dose limiting toxicities have been reported from the first cohort of patients.

Recruitment is ongoing for the second cohort of 6 patients to receive the standard dose of avelumab, with a higher 30 mg dose of efti.

Intellectual Property

Immutep continued to advance its intellectual property portfolio, receiving three new patents during the half year. The Company has a total of 12 patent families relating to its product candidates and related technologies.

For efti, Immutep was granted a new patent entitled “LAG-3 dosage regime for use in the treatment of cancer” by the European Patent Office in August 2019. This patent provides further intellectual property protection for Immutep’s method of treating cancer by the administration of a plurality of doses of a recombinant LAG-3 protein or a derivative thereof.

Two patents were granted during the half year for its therapeutic antibody, LAG525, which is licensed by Novartis. In September 2019, Immutep announced the grant of a patent for LAG525 by the Japanese Patent Office, entitled “Antibody molecules to LAG-3 and uses thereof.” Similarly, the European Patent Office granted a patent with the same title in November 2019. These patents are directed to LAG525, and to the use of LAG525 in the treatment of cancer and infectious disease.

Outlook

Immutep has continued to report encouraging data from its trials of efti, with first encouraging data from TACTI-002 and INSIGHT-004, along with final efficacy data from the TACTI-mel trial. The second half of FY20 will be a very important and decisive period for the Company as it plans to report the first PFS data from its late-stage AIPAC study in metastatic breast cancer. This data is expected in March 2020.

Immutep Limited- Appendix 4D	Page 5

Directors’ Report (continued)

If the data is positive, AIPAC results could help to validate an entirely new class of products in immuno-oncology: antigen presenting cell activators, along with the “pushing the gas” concept which would be a landmark medical achievement. It will also arm the Company to make strategic decisions about the development pathway for efti and pave the way for the creation of very significant value for Immutep and its shareholders.

Financial

Immutep’s financial position as at 31 December 2019 was strengthened with the Australian capital raise of A$10 million before share transaction costs. Strategically, it provided important financial headroom to fund existing clinical development programs.

In September 2019, the Company earned a milestone payment of £4.0 million (approximately A$7.4 million) from GSK related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

In October 2019, Immutep received a €1.57million (approximately A$2.54 million) cash rebate from the French Government for the research and development activities conducted in Europe during the calendar year 2018.

As at 31 December 2019, the consolidated entity had total funds of A$20.5 million comprising cash in hand at bank of A$7.3 million and short-term deposits of A$13.2 million.

Interest income decreased from A$198 thousand in the half year ending with 31 December 2018 to A$137 thousand in the half year ending with 31 December 2019. The decrease was mainly due to a decrease in weighted average interest rates.

Research and development and intellectual property expenses increased by A$4.3 million to A$11.9 million in the half year ending with 31 December 2019. The significant increase was expected and was primarily due to the increased clinical trial activities, especially in TACTI-002 and AIPAC.

Whilst clinical trial costs related to AIPAC and TACTI-mel are expected to decline given both of these trials are fully recruited, costs related to TACTI-002 are expected to rise further if the predefined number of patient responses to the combination treatment are observed in Part B of the study, which would warrant further recruitment of patients for the relevant cohort (as occurred for Parts A and B).

Corporate administrative expenses for the half year ending 31 December 2019 were A$3.1 million compared to A$3.3 million for the half year ending with 31 December 2018 largely due to the lower employee share-based payment expenses.

The loss after tax for the half year ending 31 December 2019 of A$5,950,345 was significantly lower compared to A$8,678,492 for the half year ending 31 December 2018, mainly due to the significant increase of A$7.4m in revenue.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 7. This report is made in accordance with a resolution of directors.

Mr Marc Voigt
CEO and Executive Director
Immutep Limited
Dated: 21st Day of February 2020

Immutep Limited- Appendix 4D	Page 6

Auditor’s Independence Declaration

As lead auditor for the review of Immutep Limited for the half-year ended 31 December 2019, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review. This declaration is in respect of Immutep Limited and the entities it controlled during the period.

Caroline Mara
Partner	Newcastle
PricewaterhouseCoopers	21 February 2020

PricewaterhouseCoopers, ABN 52 780 433 757

Level 3, 45 Watt Street, PO Box 798, NEWCASTLE NSW 2300

T +61 2 4925 1100, F +61 2 4925 1199, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Consolidated Statement of Comprehensive Income

For the Half Year Ended 31 December 2019

	Note	31 December 2019	31 December 2018
		A$	A$
REVENUE
License revenue		7,366,493	—
OTHER INCOME
Research material sales		79,417	157,393
Grant income		2,152,200	2,124,139
Net gain on foreign exchange		224,616	390,674
Interest income		137,361	198,453
Net gain on fair value movement of warrants	11	619,854	732,501

Total revenue and other income		10,579,941	3,603,160
EXPENSES
Depreciation and amortisation		(965,465)	(943,175)
Research and development and intellectual property		(11,899,055)	(7,582,403)
Corporate administrative expenses		(3,088,460)	(3,254,339)
Interest expense		(5,723)	—
Net change in fair value of convertible note	10	(571,546)	(496,996)

Loss before income tax		(5,950,308)	(8,673,753)

Income tax expense		(37)	(4,739)

Loss for the half-year		(5,950,345)	(8,678,492)

Other Comprehensive income/(loss)
Exchange differences on the translation of foreign operations		(428,981)	521,508

Other comprehensive income/(loss) for the half-year, net of income tax		(428,981)	521,508

Total comprehensive loss for the half-year		(6,379,326)	(8,156,984)

Loss is attributable to:
Owners of Immutep Limited		(5,950,345)	(8,678,492)

Total comprehensive loss is attributable to:
Owners of Immutep Limited		(6,379,326)	(8,156,984)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents (restated)*
Basic and diluted loss per share		(1.57)	(2.81)

*

The Group updated the December 2018 EPS figure to reflect the impact of both the share consolidation and the bonus shares issue element arising from the capital raising in the half year ending 31 December 2019.

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 8

Consolidated Balance Sheet

As at 31 December 2019

	Note	31 December 2019	30 June 2019
		A$	A$
ASSETS
Current assets
Cash and cash equivalents	5	20,516,150	16,567,982
Current receivables	6	4,745,298	5,194,126
Other current assets	7	1,596,281	1,779,716

Total current assets		26,857,729	23,541,824
Non-current assets
Plant and equipment	8	56,528	52,950
Intangibles	9	15,781,574	16,946,725
Right of use assets	1	259,660	—

Total non-current assets		16,097,762	16,999,675

Total assets		42,955,491	40,541,499
LIABILITIES
Current liabilities
Trade and other payables		3,615,006	5,060,368
Lease liability		126,048	—
Employee benefits		224,850	238,570

Total current liabilities		3,965,904	5,298,938
Non-current liabilities
Convertible note liability	10	8,214,253	7,642,707
Warrant liability	11	2,544,559	3,164,413
Lease liability		144,284	—
Employee benefits		54,571	47,725

Total non-current liabilities		10,957,667	10,854,845

Total liabilities		14,923,571	16,153,783

Net assets		28,031,920	24,387,716

EQUITY
Contributed equity	12	231,006,115	221,091,591
Reserves	13	65,213,979	65,533,954
Accumulated losses		(268,188,174)	(262,237,829)

Equity attributable to the owners of Immutep Limited		28,031,920	24,387,716

Total equity		28,031,920	24,387,716

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 9

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 December 2019

	Note	Issued Capital A$	Reserves A$	Accumulated Losses A$	Total A$
Balance at 1 July 2018		213,232,719	64,874,040	(244,584,832)	33,521,927
Loss for the half-year		—	—	(8,678,492)	(8,678,492)
Other comprehensive income		—	521,508	—	521,508

Total comprehensive income/(loss) for the half-year		—	521,508	(8,678,492)	(8,156,984)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs		4,369,059	—	—	4,369,059
Exercise of warrants		2,043,359		690,986	2,734,345
Employee Share based payments		—	1,061,549	—	1,061,549
Exercise of vested performance rights		407,988	(407,988)	—	—

Balance at 31 December 2018		220,053,125	66,049,109	(252,572,338)	33,529,896

Balance at 1 July 2019		221,091,591	65,533,954	(262,237,829)	24,387,716
Loss for the half-year		—	—	(5,950,345)	(5,950,345)
Other comprehensive income		—	(428,981)	—	(428,981)

Total comprehensive income/(loss) for the half-year		—	(428,981)	(5,950,345)	(6,379,326)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs		9,239,563	—	—	9,239,563
Employee Share based payments		—	783,967	—	783,967
Exercise of vested performance rights		674,961	(674,961)	—	—

Balance at 31 December 2019		231,006,115	65,213,979	(268,188,174)	28,031,920

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 10

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2019

	31 December 2019	31 December 2018
	A$	A$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)	(15,414,841)	(8,558,958)
License revenue received	7,315,305	—
Grant income received	2,542,800	1,943,201
Research material sales received	180,480	163,414
Interest received	159,789	216,238
Payment for interest on leases	(5,723)	—
Refund of security deposit	16,633	6,057
Tax paid	(37)	—

NET CASH OUTFLOWS FROM OPERATING ACTIVITIES	(5,205,594)	(6,230,048)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for plant and equipment	(15,165)	(17,279)

NET CASH OUTFLOWS IN INVESTING ACTIVITIES	(15,165)	(17,279)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Principal elements of lease payments (2018: Principal elements of finance lease payments)	(61,303)	—
Proceeds from issues of shares	10,030,556	4,871,250
Proceeds from issue of warrants	—	2,457,259
Proceeds from exercising of warrants	—	1,457,318
Share issue transaction costs	(790,993)	(248,978)
Issue of warrants transaction costs	—	(118,103)
NET CASH INFLOWS FROM FINANCING ACTIVITIES	9,178,260	8,418,746

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,957,501	2,171,419
Effect on exchange rate on cash and cash equivalents	(9,333)	355,129
Cash and cash equivalents at the beginning of the half year	16,567,982	23,475,521

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	20,516,150	26,002,069

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 11

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year report does not include full disclosures of the type normally included in an annual report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Immutep as the annual report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2019 and any public announcements made by Immutep Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half year reporting period, except for the adoption of new and amended standards as set out below.

New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies and make retrospective adjustments as a result of adopting AASB 16 Leases.

The impact of the adoption of the leasing standard and the new accounting policies are disclosed below. The other standards did not have any impact on the Group’s accounting policies and did not require retrospective adjustments.

AASB 16 Leases

The Group has adopted AASB 16 from July 2019 using the modified retrospective method of the new accounting standard and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019.

(a) Adjustments recognised on adoption of AASB 16

On adoption of AASB 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of AASB117 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 3.75%.

The Group did not have leases previously classified as a finance lease.

The right-of-use (ROU) assets have been measured at the amount of the lease liabilities calculated on adoption less lease incentives as at 1 July 2019. The lease liabilities have been measured at the present value of the remaining lease payments that are unpaid as at 1 July 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The adoption of AASB 16 did not have any impact to retained earnings and also did not have a material impact to earnings per share, segment assets and segment liabilities. Adjusted EBITDA increased by approximately A$66 thousand for the half year ending 31 December 2019.

Immutep Limited- Appendix 4D	Page 12

Notes to the Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

a) Basis of Preparation (continued)

Reconciliation of lease commitments as at 30 June 2019 to lease liabilities recognised as at 1 July 2019 is as follows:

2019
A$
Operating lease commitments disclosed as at 30 June 2019	263,565
Less: Effect of discounting using the lessee’s incremental borrowing rate of at the date of initial application	(10,359)
Less: Short-term leases recognised on a straight-line basis as expense	(43,698)
Add: New lease agreements agreed with third parties as at 1 July 2019 and discounted under AASB 16	126,582

Lease liability recognised under AASB 16 as at 1 July 2019	336,090

Of which are:
Current lease liabilities	125,408
Non-current lease liabilities	210,682

336,090

For the half year ending 31 December 2019, the Group had the following transactions on lease liabilities:

•	Principal payments amounting to approximately A$61 thousand

•	Interest accretion amounting to approximately A$6 thousand

•	Foreign currency translation loss amounting to approximately A$4 thousand

The recognised ROU assets are comprised solely of property leases in Germany and France. Movements during the half year ended 31 December 2019 are as follows:

2019
A$
Initial value of ROU asset recognised as at 1 July 2019	336,090
Less: lease incentives	(12,215)

Net ROU asset recognised under AASB 16 as at 1 July 2019	323,875

Depreciation for the half year ending 31 December 2019	(60,757)
Foreign exchange differences	(3,458)

Carrying value of ROU asset as at 31 December 2019	259,660

(b) Practical expedients applied

In applying AASB 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	Reliance on previous assessments on whether leases are onerous

•	The accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases

•	The exclusion of initial direct costs for the measurement of the ROU asset at the date of initial application, and

•	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying AASB 117 and Interpretation 4 Determining whether an Arrangement contains a Lease.

Immutep Limited- Appendix 4D	Page 13

Notes to the Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

a) Basis of Preparation (continued)

(c) The Group’s leasing activities and how these are accounted for

The Group leases various offices and printer equipment. Rental contracts are typically made for fixed periods of 1 to 3 years and typically have extension options of 3 months to 1 year minimum at the discretion of either the Lessor or the Lessee. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the 2020 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From 1 July 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and interest expense. The interest expense is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The ROU asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. ;’

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise printer equipment.

None of the leases currently held by the Group have variable lease elements or residual value guarantees.

Apart from those cited, the accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

Immutep Limited- Appendix 4D	Page 14

Notes to the Consolidated Financial Statements (continued)

2. Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 31 December 2019, the Group holds cash and cash equivalents of $20,516,150 (30 June 2019: $16,567,982).

In line with the Group’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view there is no material uncertainty and the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, for example an out licensing transaction, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

3. Dividends

The Group resolved not to declare any dividends in the half-year ended 31 December 2019.

4. Segment Reporting

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Timing of revenue recognition continues to be for license revenue and other income at point in time except for interest income which is recognized over time.

Operating segment information

31 December 2019	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	7,366,493	—	7,366,493
Other Income
Grant income	2,152,200	—	2,152,200
Interest income	—	137,361	137,361
Research material sales	79,417	—	79,417
Net gain on foreign exchange	—	224,616	224,616
Net gain on fair value movement of warrants	—	619,854	619,854

Total revenue and other income	9,598,110	981,831	10,579,941

Result
Segment result	(6,932,139)	981,831	(5,950,308)

Loss before income tax expense	(6,932,139)	981,831	(5,950,308)

Income tax expense			(37)
Loss after income tax expense			(5,950,345)

Total segment assets	42,955,491	—	42,955,491

Total segment liabilities	14,923,571	—	14,923,571

Immutep Limited- Appendix 4D	Page 15

Notes to the Consolidated Financial Statements (continued)

4. Segment Reporting (continued)

31 December 2018	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other Income
Grant income	2,124,139	—	2,124,139
Interest income	—	198,453	198,453
Research material sales	157,393	—	157,393
Net gain on foreign exchange	—	390,674	390,674
Net gain on fair value movement of warrants	—	732,501	732,501

Total revenue and other income	2,281,532	1,321,628	3,603,160

Result
Segment result	(9,995,381)	1,321,628	(8,673,753)
Loss before income tax expense	(9,995,381)	1,321,628	(8,673,753)
Income tax expense			(4,739)
Loss after income tax expense			(8,678,492)

Total segment assets	48,238,550	—	48,238,550

Total segment liabilities	14,708,654	—	14,708,654

5. Cash and cash equivalents

	31 December 2019	30 June 2019
	A$	A$
Cash on hand	5	360
Cash in bank	7,337,601	3,735,995
Cash on short term deposit	13,178,544	12,831,627

	20,516,150	16,567,982

The above cash and cash equivalents are held in AUD, USD, and Euro. The interest rates on these deposits range from 0.2% to 1.76% (30 June 2019 - 0% to 2.44%).

6. Current Receivables

	31 December 2019	30 June 2019
	A$	A$
Accounts receivable and R&D grants receivable	4,586,435	4,926,423
GST receivable	158,863	267,703

	4,745,298	5,194,126

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2019.

Immutep Limited- Appendix 4D	Page 16

Notes to the Consolidated Financial Statements (continued)

7. Other current assets

	31 December 2019	30 June 2019
	A$	A$
Prepayments*	1,541,284	1,685,659
Security deposits	40,531	57,164
Accrued interest	14,466	36,893

	1,596,281	1,779,716

*	Prepayments are largely in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials

8. Plant and Equipment

	Plant and Equipment	Computer	Furniture and fittings	Total
	A$	A$	A$	A$
At 1 July 2018
Cost or fair value	524,746	61,585	8,475	594,806
Accumulated depreciation	(513,473)	(46,752)	(8,132)	(568,357)

Net book amount	11,273	14,833	343	26,449

Year ended 30 June 2019
Opening net book amount	11,273	14,833	343	26,449
Exchange differences	353	226	(13)	566
Additions	17,027	11,051	13,356	41,434
Disposal	—	—	—	—
Depreciation charge	(4,024)	(10,206)	(1,269)	(15,499)

Closing net book amount	24,629	15,904	12,417	52,950

At 1 July 2019
Cost or fair value	548,380	73,966	22,049	644,395
Accumulated depreciation	(523,751)	(58,062)	(9,632)	(591,445)

Net book amount	24,629	15,904	12,417	52,950

Half Year ended 31 December 2019
Opening net book amount	24,629	15,904	12,417	52,950
Exchange differences	201	(103)	(452)	(354)
Additions	4,781	10,384	—	15,165
Disposal	—	(493)	—	(493)
Depreciation charge	(3,262)	(5,448)	(2,030)	(10,740)

Closing net book amount	26,349	20,244	9,935	56,528

At 31 December 2019
Cost or fair value	550,248	82,431	21,766	654,445
Accumulated depreciation	(523,899)	(62,187)	(11,831)	(597,917)

Net book amount	26,349	20,244	9,935	56,528

Immutep Limited- Appendix 4D	Page 17

Notes to the Consolidated Financial Statements (continued)

9. Non-current assets – intangibles

	Patents	Intellectual Property	Goodwill	Total
	A$	A$	A$	A$
At 1 July 2018
Cost	1,915,671	24,786,169	109,962	26,811,802
Accumulated amortisation	(1,915,671)	(6,566,976)	—	(8,482,647)

Net book amount	—	18,219,193	109,962	18,329,155

Year ended 30 June 2019
Opening net book amount	—	18,219,193	109,962	18,329,155
Exchange differences	—	481,222	—	481,222
Amortisation charge	—	(1,863,652)	—	(1,863,652)

Closing net book amount	—	16,836,763	109,962	16,946,725

At 1 July 2019
Cost or fair value	1,915,671	25,480,452	109,962	27,506,085
Accumulated amortisation	(1,915,671)	(8,643,689)	—	(10,559,360)

Net book amount	—	16,836,763	109,962	16,946,725

Half Year ended 31 December 2019
Opening net book amount	—	16,836,763	109,962	16,946,725
Exchange differences	—	(210,425)	—	(210,425)
Amortisation charge	—	(954,726)	—	(954,726)

Closing net book amount	—	15,671,612	109,962	15,781,574

At 31 December 2019
Cost or fair value	1,915,671	25,142,390	109,962	27,168,023
Accumulated amortisation	(1,915,671)	(9,470,778)	—	(11,386,449)

Net book amount	—	15,671,612	109,962	15,781,574

Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses 13-21 years

•	Intellectual property assets 13-14 years

10. Non-Current liabilities – convertible note

	31 December 2019	30 June 2019
	A$	A$
Convertible note at fair value at beginning of reporting period	7,642,707	6,645,832
Net change in fair value	571,546	996,875

Convertible note at fair value at end of reporting period	8,214,253	7,642,707

On 11 May 2015 the Group entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Group for cash consideration totaling A$13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

Immutep Limited- Appendix 4D	Page 18

Notes to the Consolidated Financial Statements (continued)

10. Non-Current liabilities - convertible note (continued)

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date were as follows:

•	8,475,995 warrants were granted with an exercise price of A$0.025 per share exercisable on or before 4 August 2025

•	371,445,231 warrants were granted with an exercise price of A$0.0237 per share exercisable on or before 4 August 2020

All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

As a result of the 10 for 1 share consolidation in November 2019, the above cited warrants have been restated in accordance with the subscription agreement. The warrant expiry dates remain unchanged. The restated terms are as follows:

•	847,600 warrants with an exercise price of A$0.25 per share

•	37,144,524 warrants with an exercise price of A$0.24 per share

None of the warrants specified above have been exercised since initial recognition up to 31 December 2019.

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes		Rationale
Historic volatility		85.0%	Based on the Company’s historical volatility data
Share price	A$	0.051	Closing market share price on 31 July 2015
Risk free interest rate		2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate		15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield		0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4 million, based on the present value of the contractual cash flows of the note discounted at 15%. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2.

Immutep Limited- Appendix 4D	Page 19

Notes to the Consolidated Financial Statements (continued)

10. Non-Current liabilities - convertible note (continued)

	Convertible Note – Liability	Conversion Feature - Equity
	A$	A$
Fair value at issuance	4,419,531	41,431,774
Accumulated fair value movements	3,794,722	—

Balance at 31 December 2019	8,214,253	41,431,774

11. Non-Current liabilities – US warrants

	31 December 2019	30 June 2019
	A$	A$
Opening balance	3,164,413	2,945,358
Exercising of warrants*	—	(1,277,028)
December 2018 warrants fair value at issue date	—	2,457,259
Fair value movements	(619,854)	(961,176)

Closing Balance	2,544,559	3,164,413

*	In September and October 2018, US investors exercised 419,733 warrants at exercising price of US$ 2.50 each. Immutep received US$1.05 million (A$1.46 million) cash payment in total.

In July 2017, the Group completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

In December 2018, the Group completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$7,328,509. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants have an exercise price of US$2.50 per ADS. The Warrant may be exercised in whole or in part at any time or times up until the Warrant Expiry Date of 12 February 2022. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Both US warrant issues represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is thus classified as a derivative financial liability in accordance with AASB 132. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrant issues in accordance with their relative fair values.

The 10 for 1 share consolidation in November 2019 did not change the number of US warrants nor the exercise price of those warrants as the American Depository Receipt (ADR) ratio was also changed from 1 ADS representing 100 shares to 1 ADS representing 10 shares. The effective date of the change was 7 November 2019.

However under the anti-dilution clause of share purchase agreements, the exercise price was adjusted due to the entitlement offer the Group conducted in August 2019. As a result, the exercise price is now US$2.49.

Immutep Limited- Appendix 4D	Page 20

Notes to the Consolidated Financial Statements (continued)

11. Non-Current liabilities – US warrants (continued)

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above. The following assumptions were based on observable market conditions that existed at the issue date and at 31 December 2019:

December 2018 warrants

Assumption	At issue date	At 31 December 2019	Rationale
Historic volatility	59.95%	59.89%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.49*	As per subscription agreement
Share price	US$2.21	US$1.79	Closing share price on valuation date from external market source
Risk-free interest rate	2.68%	1.62%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$0.8474 A$1.1814	US$0.4369 A$0.6236	Determined using Black-Scholes models with the inputs above
Fair value	A$2,457,259	A$1,297,105	Fair value of 2,080,000 warrants

July 2017 warrants

Assumption	At issue date	At 31 December 2019	Rationale
Historic volatility	58.0%	59.89%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.49*	As per subscription agreement
Share price	US$2.17	US$1.79	Closing share price on valuation date from external market source
Risk-free interest rate	1.93%	1.62%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$0.5625 A$0.8029	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$1,247,454	Fair value of 1,973,451 warrants as at issue date and air value of 1,553,718 warrants as at 31 December 2019

*	Exercising price has been adjusted as per anti-dilution clause in the share purchase agreement

Immutep Limited- Appendix 4D	Page 21

Notes to the Consolidated Financial Statements (continued)

12. Equity – Issued Capital

			31 December 2019	30 June 2019
	Note		A$	A$
Issued and Paid Up Capital
Fully paid ordinary shares	12(a	)	221,344,161	211,429,637
Options over fully paid ordinary shares			9,661,954	9,661,954

Total Issued Capital			231,006,115	221,091,591

In November 2019, the shareholders approved a 10 for 1 share consolidation during the FY2019 Annual General Meeting. Refer to notes 10 and 11 for impact of the 10 for 1 share consolidation to convertible notes and US warrants, respectively.

(a) Ordinary shares

	Note		31 December 2019		30 June 2019
			No.	A$	No.	A$
At the beginning of reporting period			3,388,598,296	211,429,637	3,026,082,669	203,570,765
Shares issued during year	10(b	)	477,645,539	10,030,556	260,000,000	4,871,250
Exercise of performance rights pre-share consolidation (shares issued during the period)	10(b	)	10,878,476	385,794	60,542,327	1,480,488
Share consolidation			(3,489,408,041)	—	—	—
Exercise of performance rights post-share consolidation (shares issued during the period)	10(b	)	1,083,334	289,167	—	—
Exercise of warrants (shares issued during the period)	10(b	)	—	—	41,973,300	2,043,359
Transaction costs relating to share issues			—	(790,993)	—	(536,225)

At reporting date			388,797,604	221,344,161	3,388,598,296	211,429,637

(b) Shares issued

31 December 2019 details	Number of shares	Issue price A$	Total A$
Shares issued under Securities Purchase Agreement	477,645,539	0.021	10,030,556
Exercise of performance rights pre-share consolidation (shares issued during the period)	10,878,476	0.035	385,794
Share consolidation	(3,489,408,041)	—	—
Exercise of performance rights (shares issued during the period)	1,083,334	0.267	289,167

	(2,999,800,692)		10,705,517

31 June 2019 details	Number of shares	Issue price A$	Total A$
Shares issued under Securities Purchase Agreement	260,000,000	0.019	4,871,250
Performance rights exercised (transfer from share-based payment reserve)	60,542,327	0.024	1,480,488
Exercise of warrants	41,973,300	0.049	2,043,359

	362,515,627		8,395,097

Immutep Limited- Appendix 4D	Page 22

Notes to the Consolidated Financial Statements (continued)

13. Equity – Reserves and accumulated losses

	31 December 2019	30 June 2019
	$	$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	41,431,774	41,431,774
Foreign currency translation reserve	1,225,802	1,654,783
Share-based payments reserve	3,440,198	3,331,192

	65,213,979	65,533,954

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205
Movements in conversion feature of convertible note reserve
Opening balance and closing balance	41,431,774	41,431,774

Movements in foreign currency translation reserve were as follows:
Opening balance	1,654,783	1,096,368
Currency translation differences arising during the year	(428,981)	558,415

Ending balance	1,225,802	1,654,783

Movements in share-based payments reserve were as follows:
Opening balance	3,331,192	3,229,693
Options and performance rights expensed during the year	783,967	1,581,987
Exercise of vested performance rights transferred to contributed equity	(674,961)	(1,480,488)

Ending balance	3,440,198	3,331,192

(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(262,237,829)	(244,584,832)
Net loss for the year	(5,950,345)	(18,343,984)
Exercise of warrants	—	690,987

Ending balance	(268,188,174)	(262,237,829)

14. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2019%	31 December 2018%
Immutep Australia Pty Ltd	Australia	Ordinary	100%	100%
Immutep IP Pty Ltd	Australia	Ordinary	100%	100%
Immutep GmbH	Germany	Ordinary	100%	100%
Immutep USA Inc	USA	Ordinary	100%	100%
PRR Middle East FZLLC	UAE	Ordinary	100%	100%
Immutep S.A.S	France	Ordinary	100%	100%

15. Contingent Liabilities

There were no material contingent liabilities at 31 December 2019.

Immutep Limited- Appendix 4D	Page 23

Notes to the Consolidated Financial Statements (continued)

16. Events Occurring After the Balance Sheet Date

In early January 2020, Immutep reported that the requisite number of predefined patient responses was observed in stage1 of Part C (Second line Head and Neck Squamous Cell Carcinoma (HNSCC)) of its TACTI-002 study. Accordingly, Part C was expanded to include an additional 19 HNSCC patients, creating stage 2 of Part C.

On 19 February 2020, the Company announced more mature positive interim data from its ongoing Phase II TACTI-002 study. It reported an encouraging Overall Response Rate (ORR) of from 47% from stage 1 of Part A (First line Non-Small Cell Lung Cancer (NSCLC)) and 33% from stage 1 of Part C. In addition, NSCLC responses have been seen across all three PD-L1 expression level groups (< 1%, 1-49% and ≥50%). 59% of the NSCLC patients are still under therapy with 7+ months, median PFS not yet reached.

No other matters or circumstance has arisen since 31 December 2019 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations or the Group’s state of affairs in future financial years.

17. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(i) Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2019 and 30 June 2019 on a recurring basis:

At 31 December 2019	Level 1 A$	Level 2 A$	Level 3 A$	Total A$
Liabilities
Convertible note liability	—	—	8,214,253	8,214,253
Warrant liability	—	2,544,559	—	2,544,559

Total liabilities	—	2,544,559	8,214,253	10,758,812

At 30 June 2019	Level 1 A$	Level 2 A$	Level 3 A$	Total A$
Liabilities
Convertible note liability	—	—	7,642,707	7,642,707
Warrant liability		3,164,413	—	3,164,413

Total liabilities	—	3,164,413	7,642,707	10,807,120

(ii) Valuation techniques used to determine fair values

Level 1:

The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Immutep Limited- Appendix 4D	Page 24

Notes to the Consolidated Financial Statements (continued)

17. Fair value measurement of financial instruments (continued)

Level 2:

The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3:	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis

(iii) Fair value measurements using valuation techniques

•	There are no financial instruments as at 31 December 2019 and 30 June 2019 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 11 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 10 for details of fair value measurement

(iv) Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 11.

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 31 December 2019 A$	Unobservable inputs	Range of inputs
Convertible note	8,214,253	Face value Interest rate of note Risk adjusted interest rate	13,750,828 3 15	% %

(v) Valuation inputs and relationships to fair value

The convertible note was valued using a discounted cashflow model.

Immutep Limited- Appendix 4D	Page 25

Directors’ Declaration

The Directors of the company declare that:

a)	The financial statements and notes, as set out on pages 8 to 25 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2019 and of its performance for the half-year ended on that date.

b)	there are reasonable grounds to believe that Immutep Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt
CEO and Executive Director
Immutep Limited
Dated: 21st Day of February 2020

Immutep Limited- Appendix 4D	Page 26

Independent auditor’s review report to the members of Immutep Limited

Report on the half-year financial report

We have reviewed the accompanying half-year financial report of Immutep Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 31 December 2019, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected other explanatory notes and the directors’ declaration.

Directors’ responsibility for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2019 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Immutep Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Level 3, 45 Watt Street, PO Box 798, NEWCASTLENSW 2300

T +61 2 4925 1100, F +61 2 4925 1199, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Immutep Limited is not in accordance with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2019 and of its performance for the half-year ended on that date;

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Caroline Mara Partner	Newcastle 21 February 2020